SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of May 31, 2002 to May 31, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No_X_

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

May 31, 2002

Trading Symbol on TSX and Amex – KRY
RM: 6-02

CRYSTALLEX REPORTS RESULTS FOR FIRST QUARTER 2002
La Victoria's Probable Reserves and Indicated Resources Increased

VANCOUVER, BC – May 31, 2002 – CRYSTALLEX INTERNATIONAL CORPORATION (KRY on TSX and Amex) today reported that its revenue for the first quarter ended March 31, 2002 was C$11.3 million, compared to C$14.9 million for the 2001 first quarter. Operating income was C$129,779 compared to C$3.5 million. The Company had a net loss of $1.2 million or C$0.01 per share in the 2002 first quarter, compared with net income in first quarter 2001 of C$424,965 or C$0.01 per fully diluted share. Total gold production in first quarter 2002 was 23,877 ounces, compared to 25,882 ounces produced during the previous year's first quarter.

Gold production at the Company's San Gregorio operation in Uruguay was slightly higher and costs were somewhat lower than those of last year's first quarter. However, a delay in obtaining a blasting permit for the La Victoria mine resulted in lower production and substantially higher operating costs from its Venezuelan operations. During the eight week permitting process, the Company also continued the La Victoria stripping program, which contributed to higher expenses. This activity, along with the fixed costs of the Venezuelan operations versus reduced tonnage from La Victoria increased the Company's combined operating costs to US$270 per ounce compared with US$236 per ounce in first quarter 2001. The blasting permit was received at the end of March, and drilling and blasting operations resumed in April.

First Quarter 2002 Highlights

- Revenue: C$11.3 million
- Gold production: 23,877 ounces
- Cash cost to produce: US$270 per ounce
- Average price per ounce realized: US$297 per ounce
- Increased the probable reserves and indicated resources at La Victoria as a result of the 2001 drilling
- Completed general arrangement drawings for the expansion of the Revemin mill to 1,800 tonnes per day
- Advanced the decline at Tomi an additional 80 metres, reinforced the portal and established mine services
- Hired a project manager for the Albino 1 underground operation and prepared for development of the decline
- Advanced discussions with the Venezuelan government aimed at favorably resolving Cristinas 4 & 6 issues
- Doubled cash position compared with first quarter 2001, and increased shareholders' equity to C$146 million

Crystallex's President and Chief Executive Officer, Marc J. Oppenheimer, said that Crystallex focused on internal development of its operations during the first quarter. "The work we did during the quarter has given us a good start on the year," Mr. Oppenheimer said.

"Our drilling programs have allowed us to increase the La Victoria probable reserves and indicated resources. In addition, we are slightly ahead of schedule with the Charlie Richards underground operation, and we have advanced our preparations for the underground mine at Albino 1".

" Due to the phased expansion of the Revemin mill we will have sufficient capacity to handle the increased tonnage from these mines as the new sources come on line. Further, by using this one strategically positioned mill to process material from several sources within the three Venezuelan gold districts, we can employ economies of scale to reduce costs," said Mr. Oppenheimer

URUGUAY

San Gregorio: The Company processed 16,445 ounces of gold at its San Gregorio operation during the 2002 first quarter, nearly the same as the 16,439 ounces processed in first quarter 2001. The slight increase was due to a 1.5 percent increase in gold recovery to nearly 93 percent, and higher plant availability. Total operating cost per ounce was 2.9 percent lower, from US$237.67 down to US$230.73. The operating cost per tonne milled in the first quarter 2002, was also reduced to US$13.91, versus the US$14.19 per tonne milled during the prior year's first quarter.

VENEZUELA

La Victoria: In February 2002, Crystallex's technical personnel incorporated 2,894 metres of drilling data obtained in late 2001 to form a new reserve and resource model for La Victoria. As a result, the indicated resources of the La Victoria orebody, reported at a cut-off grade of 1.0 gram per tonne, increased from 4.95 million tonnes grading 3.14 grams per tonne to 5.48 million tonnes grading 3.14 grams per tonne. The probable reserves, estimated using a gold price of US$300 per ounce and using a cut-off grade of 1.2 grams per tonne, increased from 2.84 million tonnes grading 3.0 grams per tonne to 4.3 million tonnes grading 3.0 grams per tonne. (The estimates, of mineral reserves and mineral resources, were verified by Dr.Luca Riccio, P.Geo, a qualified person for purposes of National Instrument 43-101, who is employed by Crystallex as Vice President of Exploration).

During the first quarter 2002, the operating cost per ounce in the Company's Venezuelan operations rose 38.6 percent on a year over year basis to US$356.71 from US$257.35, due to a delay in obtaining a blasting permit for the La Victoria Open Pit. This is the first time in the El Callao region that such blasting had been required and although the permitting procedure went smoothly, some additional time was needed to assuage the concerns of the local residents. While the Company had temporarily and deliberately suspended blasting, it continued the stripping program at La Victoria, which accounts for US$70 per ounce of the increase in operating cost. The balance of the cost increase is due to the reduction of ounces of gold produced versus the fixed costs of the Venezuelan operations. The blasting permit was received at the end of March and drilling and blasting operations commenced early in April.

Tomi: While the Victoria mining operations were suspended temporarily, replacement ores were processed from the Milagrito deposit on the Tomi concession. That deposit contains medium-grade, colluvial material.

The decline for the Tomi underground operation at the Charlie Richards deposit was advanced another eighty meters during the quarter. Work completed during the first quarter also included the portal reinforcement with wire mesh, establishment of mine services (air, water, power and ventilation), and site access improvements. Access to the first underground ores from Tomi is scheduled for the beginning of the third quarter 2002. The ore will be processed through the Company's Revemin mill.

Albino 1: A project manager has been hired and is on-site at the Albino underground mine project. Preparations are being made to contract out the development of the Albino underground mine access decline. Portal construction is anticipated to begin within three months as the pit dewatering exposes the planned access level.

Revemin mill: Gold production in the first quarter 2002 decreased 16 percent to 7,432 ounces due to reduced availability of ore from La Victoria. Operating costs per tonne milled during the 2002 first quarter were $30.68 versus $26.28 in first quarter 2001. Planning for the mill expansion continued and sourcing of equipment for Phase I was completed during the first quarter. General Arrangement drawings have been completed for this phase, which will expand the mill to 1,800 tonnes per day. Phase I is an interim expansion, which will be followed in 2003 by the final expansion to 3,000 tonnes per day.

Cristinas 4 & 6: The Company believes it continues to make progress with the Venezuelan government toward the resolution of the issues regarding the Cristinas concessions in Venezuela and is optimistic about the outcome.

Hedging: In order to protect the Company against declining gold prices, the Company has used gold forward sales and a combination of gold puts purchased and gold calls sold to hedge production. The gold program implemented pursuant to the loan arrangements with the banking syndicate provides downside protection for a portion of Crystallex's planned production. This gold hedging program was entered into pursuant to the Company's obligations with its banks while still providing the Company with significant leverage to future gold price increases. The Company believes that the commodity price has an upward bias to it and that firming should continue to be a factor. Accordingly, the Company will continue to maintain a flexible position with regard to enjoying the upside of the gold price movement, while protecting its balance sheet during periods of depressed prices. As of March 31, 2002, the Company had sold forward approximately 300,000 ounces of gold or 28% of reserves, deliverable over the next 5 years at prices in excess of US$300. Given the Company's view that the commodity price has based, coupled with the low interest rate environment, the Company will be decreasing its trading book as a percentage of reserves. This percentage reduction will occur by the Company delivering production into these trading positions as well as by the Company increasing its reserve base.

About Crystallex

Crystallex International Corporation is an emerging intermediate gold mining company. The Company owns or controls a number of strategic properties in South America. Crystallex's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas of the world.

Financial results for the three months period are reported in the attached table.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

CYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars) (Unaudited – Prepared by Management)

	March 31, 2002	March 31, 2001	December 31, 2001
ASSETS			
Current			
Cash and cash equivalents	$ 8,989,282	$ 4,421,312	$ 14,409,831
Accounts receivable	2,744,119	3,237,681	2,883,091
Production inventories	9,355,402	11,105,336	8,201,031
Supplies inventory and prepaid expenses	2,686,424	953,976	2,120,752
Marketable securities	299,901	227,901	235,901
Due from related parties	22,377	28,972	8,735
	24,097,505	19,975,178	27,859,341
Security deposits	265,832	262,559	306,218
Note receivable	-	2,306,630	-
Long-term investment securities	2,643,338	2,643,338	2,643,338
Property, plant and equipment	168,624,181	158,168,340	166,265,454
Deferred financing fees	1,117,566	517,330	1,269,652
	$ 196,748,422	$ 183,873,375	$ 198,344,003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	$ 13,915,318	$ 14,019,804	$ 16,353,678
Due to related parties	338,567	341,369	437,506
Deferred Charges	763,645	-	525,878
Current portion of long-term debt	4,264,484	472,891	2,309,559
Loan payable	-	300,000	300,000
Due to Bema Gold	-	3,625,490	-
	19,282,014	18,759,554	19,926,621
Reclamation provision	1,176,669	1,634,185	1,250,151
Long-term debt	22,042,768	33,827,587	24,829,792
Deferred charges	767,125	843,791	646,821
	43,268,576	55,065,117	46,653,385
Minority Interest	7,140,616	8,961,107	7,752,099
Shareholders' equity			
Capital stock			
Authorized			
Unlimited Common shares, without par value			
Unlimited Class "A" preference shares, par value $50			
Unlimited Class "B" preference shares, par value $250			
Issued			
December 31, 2001 – 79,347,194 common shares			
March 31, 2001 – 66,139,579 common shares			
March 31, 2002 – 80,907,358 common shares	173,393,230	139,790,218	169,766,113
Equity component of convertible notes	183,555	-	210,138
Cumulative translation adjustment	(4,696,344)	1,062,170	(4,675,924)
Deficit	(22,541,211)	(21,005,237)	(21,361,808)
	146,339,230	119,847,151	143,938,519
	$ 196,748,422	$ 183,873,375	$ 198,344,003

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars) (Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
OPERATING REVENUE	$ 11,302,947	$ 14,855,574
OPERATING EXPENSES		
Operations	9,268,373	9,176,618
Amortization and depletion	1,904,795	2,181,667
	129,779	3,497,289
GENERAL EXPENSES	2,095,083	2,078,414
Income (loss) before other items	(1,965,304)	1,418,875
OTHER ITEMS		
Interest and other income	78,692	101,866
Foreign exchange	95,725	(1,095,776)
Minority interest	611,484	-
	785,901	(993,910)
Income (loss) for the period	$ (1,179,403)	$ 424,965
Basic income (loss) per share	$ (0.01)	$ 0.01
Diluted income (loss) per share	$ (0.01)	$ 0.01
Weighted average number of common shares outstanding		
Basic	79,598,090	59,162,805
Diluted	79,598,090	59,646,743

###

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 8,989,282	$ 14,409,831
Accounts receivable	2,744,119	2,883,091
Production inventories	9,355,402	8,201,031
Supplies inventory and prepaid expenses	2,686,424	2,120,752
Marketable securities	299,901	235,901
Due from related parties	22,377	8,735
	24,097,505	27,859,341
Security deposits	265,832	306,218
Long-term investment securities (Note 3)	2,643,338	2,643,338
Property, plant and equipment (Note 5)	168,624,181	166,265,454
Deferred financing fees (Note 6)	1,117,566	1,269,652
	$ 196,748,422	$ 198,344,003

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	March 31, 2002	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 13,915,318	$ 16,353,678
Due to related parties	338,567	437,506
Deferred charges	763,645	525,878
Current portion of long-term debt	4,264,484	2,309,559
Loan payable	-	300,000
	19,282,014	19,926,621
Reclamation provision	1,176,669	1,250,151
Long-term debt (Note 7)	22,042,768	24,829,792
Deferred charges	767,125	646,821
	43,268,576	46,653,385
Minority interest	7.140,616	7,752,099
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, par value $50		
Unlimited Class "B" preference shares, par value $250		
Issued		
December 31, 2001 – 79,347,194 common shares		
March 31, 2002 – 80,907,358 common shares	173,393,230	169,766,113
Equity component of convertible notes	183,555	210,138
Cumulative translation adjustment	(4,696,344)	(4,675,924)
Deficit	(22,541,211)	(21,361,808)
	146,339,230	143,938,519
	$ 196,748,422	$ 198,344,003

Contingencies (Note 5)
Commitments (Note 12)
On behalf of the Board:

"Marc J. Oppenheimer" Director "Gordon Thompson" Director

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
OPERATING REVENUE	$ 11,302,947	$ 14,855,574
OPERATING EXPENSES		
Operations	9,268,373	9,176,618
Amortization and depletion	1,904,795	2,181,667
	129,779	3,497,289
EXPENSES		
Amortization	12,964	19,636
Interest on long-term debt	413,198	622,596
Investor relations	197,836	184,884
General and administration	1,471,084	1,251,298
	2,095,082	2,078,414
Income (loss) before other items	(1,965,303)	1,418,875
OTHER ITEMS		
Interest and other income	78,692	101,866
Foreign exchange	95,725	(1,095,776)
Minority interest	611,483	-
	785,900	(993,910)
Income (loss) for the period	$ (1,179,403)	$ 424,965
Basic income (loss) per share	$ (0.01)	$ 0.01
Diluted income (loss) per share	$ (0.01)	$ 0.01
Weighted average number of common shares outstanding		
Basic	79,598,090	59,162,805
Diluted	79,598,090	59,646,743

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) for the period	$ (1,179,403)	$ 424,965
Adjustments to reconcile income to net cash used in operating activities:		
Amortization and depletion	1,917,759	2,201,303
Deferred charge	152,086	-
Foreign exchange	(95,725)	1,095,776
Interest on long-term debt	47,297	69,419
Reclamation provision	(73,482)	148,884
Minority interest	(611,483)	-
Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):		
(Increase) decrease in accounts receivable	138,972	(364,231)
Increase in production inventories	(1,154,371)	(110,968)
(Increase) decrease in supplies inventory and prepaid expenses	(565,672)	2,022,729
(Increase) decrease in due from related parties	(13,642)	6,646
Decrease in accounts payable and accrued liabilities	(2,438,360)	(3,455,864)
Increase (decrease) in due to related parties	(98,939)	49,185
Net cash provided by (used in) operating activities	(3,974,963)	2,087,844
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of subsidiaries (net of cash acquired)	-	(1,708,379)
Purchase of property, plant and equipment	(2,307,372)	(2,368,744)
Security deposits	40,386	(7,428)
Purchase of marketable securities	(64,000)	-
Net cash used in investing activities	(2,330,986)	(4,084,551)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock for cash	923,389	10,000
Debt borrowings	-	2,161,184
Debt repayments	(419,565)	(557,630)
Net cash provided by financing activities	503,824	1,613,554
Effect of exchange rate changes on cash and cash equivalents	381,576	386,023
Increase (decrease) in cash and cash equivalents	(5,420,549)	2,870
Cash and cash equivalents, beginning of period	14,409,831	4,418,442
Cash and cash equivalents, end of period	$ 8,989,282	$ 4,421,312

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	Issued		Capital Stock Subscribed					
	Number of Shares	Amount	Number of Shares	Amount	Deficit	Equity Component of Convertible Notes	Cumulative Translation Adjustment	Total
Balance at December 31, 2000	59,154,221	$130,732,129	1,025,000	$ 1,955,644	$ (21,430,202)	$ -	$ (344,513)	$ 110,913,058
Shares issued for cash	1,800,443	2,787,589	-	-	-	-	-	2,787,589
Shares issued for management fees	65,466	104,550	-	-	-	-	-	104,550
Shares issued for legal fees	1,200,000	2,385,000	-	-	-	-	-	2,385,000
Shares issued for mineral property	5,023,224	7,747,767	-	-	-	-	-	7,747,767
Shares issued on conversion of notes	3,199,055	4,734,510	-	-	-	-	-	4,734,510
Share issuance costs on conversion of notes and bank loan	-	(941,171)	-	-	-	-	-	(941,171)
Shares allotted for private placement	1,025,000	1,955,644	(1,025,000)	(1,955,644)	-	-	-	-
Shares issued for private placement	3,111,111	6,956,333	-	-	-	-	-	6,956,333
Shares issued for bank loan	4,701,615	13,214,573	-	-	-	-	-	13,214,573
Shares issued for broker fees	67,059	89,189	-	-	-	-	-	89,189
Equity component of convertible notes	-	-	-	-	-	210,138	-	210,138
Translation adjustment	-	-	-	-	-	-	(4,331,411)	(4,331,411)
Income for the year	-	-	-	-	68,394	-	-	68,394
Balance at December 31, 2001	79,347,194	169,766,113	-	-	(21,361,808)	210,138	(4,675,924)	143,938,519
Shares issued for cash	447,940	923,389	-	-	-	-	-	923,389
Shares issued for mineral property	158,959	443,437	-	-	-	-	-	443,437
Shares issued on conversion of notes	953,265	2,412,377	-	-	-	-	-	2,412,377
Share issuance costs on conversion of notes	-	(152,086)	-	-	-	-	-	(152,086)
Translation adjustment	-	-	-	-	-	-	(20,420)	(20,420)
Equity component of convertible notes	-	-	-	-	-	(26,583)	-	(26,583)
Loss for the period	-	-	-	-	(1,179,403)	-	-	(1,179,403)
Balance at March 31, 2002	80,907,358	$173,393,230	-	$ -	$ (22,541,211)	$ 183,555	$ (4,696,344)	$ 146,339,230

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position results of operations, changes in stockholders' equity and cash flows at March 31, 2002 and for the period then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001. The results of operations for the period ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Translation of foreign currencies

The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year.

The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment.

Financial statements of self sustaining subsidiaries' operating in hyper-inflationary economies are translated using the temporal method, until these subsidiaries' economies are no longer hyper-inflationary.

Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Mineral properties

(i) Property acquisition and mine development

Property acquisition and mine development costs are capitalized on properties where proven and probable reserves exist, or when sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset. Amortization is calculated using the units of production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced.

In the determination of whether costs should be capitalized on individual properties, and the measurement of amortization and recoverability of the carrying amount of mining properties, the Company takes into account known proven and probable reserves as well as certain material that does not meet all the criteria required for classification as a proven or probable reserve. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or whether the material should be included in the amortization and recoverability calculations is based on the existence of various circumstances, including, but not limited to: the existence and nature of known mineralization; the location of the property (i.e. whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. When sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset or contributing to the recovery of previously capitalized costs, the Company commences the capitalization of costs incurred and includes the material in amortization and impairment calculations.

(ii) Properties in development

Costs incurred on properties in development and major capital projects are capitalized until the assets are put into service, at which time the capitalized costs are amortized in accordance with the policies described above.

(iii) Exploration properties

Acquired exploration properties are recorded at cost at the date of acquisition.

Property evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.

Deferred exploration costs

The Company defers all direct exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Income taxes

Effective January 1, 2000, the Company retroactively adopted the asset and liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Reclamation costs

The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

Revenue recognition

Revenue from mining operations is recognized when gold is shipped to the refineries and collection of the sale is reasonably assured.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Production inventories

Production inventories of gold in process are stated at the lower of average production cost and net realizable value. It is possible that estimates of recoverable ore, grade and gold prices could change causing the Company to write-down production inventories.

Supplies inventory

Supplies inventory is valued at the lower of average and replacement costs.

Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over periods ranging from 5 to 20 years.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Basic income per share

Basic income per share is calculated using the weighted-average number of shares outstanding during the year.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Long-term investment securities

Long-term investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in determination of net income.

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Commodity instruments

The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted the New CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior periods presented.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year's presentation.

3. SECURITIES

The quoted market value of marketable securities at March 31, 2002 is $248,579 (December 31, 2001 - $269,718).

The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at March 31, 2002 is $976,000 (December 31, 2001 - $610,000).

(Expressed in Canadian dollars)

4. ACQUISITION

Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$ 15,061
Accounts receivable and other assets	491,338
Note receivable	2,240,780
Property, plant and equipment	21,924,939
Accounts payable and accrued liabilities	(648,712)
Minority Interest	(8,909,425)
Consideration paid	$ 15,113,981
Consideration paid consists of:	
Cash paid	$ 9,782,009
Common shares of the Company	5,150,520
Acquisition costs	181,452
	$ 15,113,981

5. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2002	December 31, 2001
Plant and equipment	$ 63,050,594	$ 61,044,046
Mineral properties	114,320,536	112,781,913
Deferred exploration costs	17,784,054	17,036,134
	195,155,184	190,862,093
Less: Accumulated amortization and depletion	(26,531,003)	(24,596,639)
	$ 168,624,181	$ 166,265,454

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Mineral properties:	March 31, 2002	December 31, 2001
Albino 1 Concession	$ 17,710,939	$ 17,710,939
Bolivar Goldfields properties	20,979,421	20,959,392
Cristinas 4 and 6 Concessions	44,132,497	42,641,589
El Callao properties	26,795,322	26,795,322
Knob Hill property	518,283	518,283
Mineiro Concession	724,548	724,548
Santa Elena, San Miguel and Carabobo Concessions	3,459,523	3,431,837
Other	3	3
	114,320,536	112,781,913
Less: Accumulated depletion	(6,616,606)	(6,217,282)
	$ 107,703,930	$ 106,564,631

Deferred exploration costs:	Albino	Santa Elena Carabobo	Mineiro	San Gregorio	Bolivar Goldfields	El Callao	March 31, 2002	December 31, 2001
Contracting	$ 482,051	$ 148,310	$ -	$ -	$ 4,494,680	$ 884,838	$ 6,009,879	$ 5,455,358
Equipment rental and expenses	712.073	74,112	-	453,605	240,785	47,191	1,527,766	1,497,123
Consulting fees	444.782	50,341	-	-	-	-	495,123	495.123
Geology and engineering	2.294.197	195,225	413.336	-	662.158	107,020	3.671,936	3,587,668
Field expenses	433,257	61,245	140.479	128,653	-	-	763,634	763,634
Samples and geochemistry	33,613	48,047	60,175	113,034	60,196	11,798	326,863	319,202
Travel	41,640	85,246	102,420	-	-	-	229,306	229,306
Wages	792,309	102,972	-	1,220,667	541.765	128,937	2,786,650	2,715,823
Drilling	1,572,976	-	173.853	226,068	-	-	1,972,897	1,972,897
	6.806.898	765,498	890,263	2,142,027	5,999,584	1,179,784	17.784,054	17,036,134
Less: Accumulated depletion	(644,232)	-	-	(486,563)	(243,531)	(55,768)	(1,430,094)	(1,350,050)
	$ 6,162,666	$ 765.498	$ 890,263	$ 1,655,464	$ 5,756,053	$ 1,124,016	$ 16,353,960	$ 15,686,084

Albino 1 Concession

By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

(Expressed in Canadian dollars)

5. **PROPERTY, PLANT AND EQUIPMENT** (cont'd.....)

Bolivar Goldfields Properties

During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II and the Belen II concessions in the El Callao greenstone belt in Venezuela.

Cristinas 4 and 6 Concessions

In March 1997, the Company acquired rights to the Cristinas 4 and 6 concessions located in Kilometre 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc. under a joint venture agreement with Corporacion Venezolana de Guayana ("CVG"). The Cristinas 4 concession is adjacent to the Company's Albino 1 concession. The Company holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company (see Note 12). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998 the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of counsel, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.

In August 1999, the Company commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions. The first proceeding seeks to nullify the joint venture agreement previously entered into between CVG and Minera de Las Cristinas S.A. ("MINCA"), a Venezuelan joint venture in which Placer Dome has been a participant. In essence, this action challenges the original legal basis on which CVG purported to confer contractual rights to exploit the Cristinas 4 and 6 concessions commercially. The second proceeding seeks to nullify the effect of the settlement agreement entered into in 1991 in respect of a lawsuit between Mael, the Republic of Venezuela, CVG and Ramon Torres.

In September 1999, Venezuela published a new mining law providing that mining privileges may only be conferred by concession. MINCA has since applied to convert its contractual rights, in respect of Cristinas 4 and 6, into a concession. It is uncertain whether this application will be granted. Such application has not been published in the Official Gazette. Should it be published, the Company will be entitled to file an opposition.

In May 2000, the Supreme Court of Venezuela issued a decision in favour of an appeal filed by Mael against a previous decision issued by the Admission Chamber of the Supreme Court of Venezuela. The Supreme Court's Admission Chamber decision refused to admit the August 1999 action seeking to nullify the 1991 settlement agreement described above. Like the Venezuela Supreme Court rulings in 1991, 1996, and 1997, which confirmed Mael's legal standing regarding the Cristinas 4 and 6 concessions, the Supreme Court's decision recognizes Mael's legal standing in this matter. In its decision, the Supreme Court of Venezuela reviewed each of the arguments presented by MINCA and CVG, and ruled against each argument. By reviewing and ruling individually against each of the MINCA and CVG arguments, those parties are barred from raising and cannot again present these arguments before the Supreme Court in this lawsuit. The decision, which cannot be appealed, was approved by the majority of the justices. The only dissenting opinion was in the form of a single sentence dealing with procedural aspects of the decision, and contained nothing opposing the case filed by Mael.

(Expressed in Canadian dollars)

5. **PROPERTY, PLANT AND EQUIPMENT** (cont'd.....)

In June 2000, the Admission Court of the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela issued a decision which formally admits the legal claims made by Mael. As a result of the May and June decisions, Mael's case respecting the ownership of the Cristinas 4 and 6 concessions can advance to a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

In November 2001, the Venezuelan government cancelled the mining rights held by MINCA and took possession of the contested properties.

Pending resolution of these legal proceedings and determinations to be made under the new mining law, the Company has determined not to write off its investment. The costs relating to acquiring the Cristinas 4 and 6 concessions have been capitalized as part of the cost of the acquisition of the mineral property. The total cost incurred to March 31, 2002 was $44,132,497. In the event that the Company is unsuccessful in obtaining possession of the property, these costs, and any subsequent costs incurred, will be expensed to operations in that period.

El Callao Properties

By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.

Mineiro Concession

By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

San Gregorio Mining Concession

By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

6. DEFERRED FINANCING FEES

Deferred financing fees of $1,117,566, net of accumulated amortization of $548,673, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) at December 31, 2001 relate to costs incurred in the issuance of the convertible notes financing and for a non-recourse credit facility.

7. LONG-TERM DEBT

	March 31, 2002	December 31, 2001
Bank loan	$ 19,247,526	$ 17,820,718
Convertible notes	7,059,726	9,318,633
	26,307,252	27,139,351
Less: Current portion of the long-term debt	(4,264,484)	(2,309,559)
	$ 22,042,768	$ 24,829,792

Gold loan

During 1998, the Company, through a subsidiary, entered into a non-recourse five-year bank credit facility of $24,532,800 or equivalent ounces of gold. The facility bears interest at the London Inter-Bank Offered Rate ("LIBOR") for United States dollar-denominated loans or the gold base rate for gold ounce-denominated loans plus an applicable margin, negotiated between both parties. The Company has the ability to repay the loan in either United States dollars, gold, or common shares of the Company. The loan was converted into a dollar denominated bank loan.

The loan agreement contained certain financial and other covenants that must be maintained during the term of the loan. Assets of certain of the subsidiary companies had been pledged as collateral.

Bank loans

During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan.

(Expressed in Canadian dollars)

7. LONG-TERM DEBT (cont'd.....)

During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities. As at March 31, 2002, principal payments due to retire the outstanding indebtedness are as follows:

Year	Amount (US$)
2002	$ 1,125,000
2003	3,000,000
2004	1,240,000
2005	4,400,000
2006	2,058,000

Convertible notes

The convertible notes are unsecured and bear interest in the range of 7% - 10% per annum. The notes are convertible by the holder at any time into common shares at a conversion price determined by recent average market price. The notes can be redeemed by the Company in cash or by delivery of common shares. Upon issuance, the liability component of the notes was valued at $12,443,729, representing the present value of the minimum future cash payments to be made by the Company. The remaining balance of $183,555 was classified in shareholders' equity as "equity component of convertible notes". Over the term of the debt obligation, an amount equal to the equity component will be accreted to the face value of the notes by the recording of additional interest expense.

8. CAPITAL STOCK

At March 31, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)
US$1.01 to US$2.00	6,251,796	1.37
US$2.19 to US$2.84	3,685,657	1.29

The Company has a stock option plan enabling it to grant options to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant.

(Expressed in Canadian dollars)

8. **CAPITAL STOCK** (cont'd.....)

The following is a summary of the status of stock options outstanding at March 31, 2002:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.85 to $1.00	1,942,500	4.62	$ 0.98	1,942,500	$ 0.98
$1.41 to $1.75	2,116,000	5.49	$ 1.52	2,116,000	$ 1.52
$2.00 to $2.65	3,432,500	7.41	$ 2.23	3,432,500	$ 2.23

9. **RELATED PARTY TRANSACTIONS**

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting and management fees of $82,500 (March 31, 2001 - $82,500) to directors of the Company and companies related to directors and an officer of the Company.

b) Paid or accrued legal fees of $Nil (March 31, 2001- $189,582) to a company related to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Cash paid during the period for interest	$ 365,901	$ 553,177
Cash paid during the period for income taxes	$ -	$ -

(Expressed in Canadian dollars)

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)

Significant non-cash transactions for the three month period ended March 31, 2002 included:

i) The Company issued 158,959 common shares, with a value of $443,437, for property payment.
ii) The Company issued 953,265 common shares upon conversion of convertible notes and accrued interest in the amount of $2,412,377.
iii) The Company applied $152,086 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

Significant non-cash transactions for the three month period ended March 31, 2001 included:

i) The Company issued 41,142 common shares, with a value of $50,193, for management fees.
ii) The Company issued 450,000 common shares, with a value of $531,000, for legal fees.
iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.
iv) The Company issued 1,404,622 common shares upon conversion of convertible notes and accrued interest in the amount of $1,372,996.
v) The Company applied $101,453 of deferred financing fees against share capital upon conversion of loan and notes to common stock.
vi) The Company issued 1,025,000 common shares with a value of $1,955,644. for private placement.
vii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

11. SEGMENTED INFORMATION

The Company, after reviewing its reporting system, has determined that it operates in one reporting segment, that being gold mining and related activities. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geographical segments and are as follows:.

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Operating revenue:		
Uruguay	$ 7,862,854	$ 9,771,733
Venezuela	3,440,093	5,083,841
	$ 11,302,947	$ 14,855,574
Operating costs:		
Uruguay	$ 5,947,063	$ 6,297,903
Venezuela	3,321,310	2,878,715
	$ 9,268,373	$ 9,176,618

(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont'd.....)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Amortization and depletion:		
Uruguay	$ 1,219,716	$ 1,077,489
Venezuela	685,079	1,104,178
	$ 1,904,795	$ 2,181,667
Operating Income:		
Uruguay	$ 696,075	$ 2,396,341
Venezuela	(566,296)	1,100,948
	$ 129,779	$ 3,497,289

	March 31, 2002	December 31, 2001
Assets by geographic area:		
Brazil	$ 1,547,163	$ 1,547,163
Canada	11,060,079	14,781,293
Uruguay	37,336,794	37,549,429
Venezuela	146,804,386	144,466,118
	$ 196,748,422	$ 198,344,003

12. COMMITMENTS

Agreement

The Company entered into an agreement ("Call Agreement") whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"). Ventures indirectly owns, as its sole material asset, the outstanding shares of Mael. The directors of Ventures have granted the Company an exclusive right to acquire all of the shares of Ventures at their cost at any time. The accounting for this transaction when it does take place will be at the cost to the Company which is equal to the director's cost, resulting in no capital distribution by the Company to the directors.

The director's cost of acquiring the shares of Mael was US$30 million, of which US$6.5 million was paid by the Company as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove Corp. A.V.V. agreed to reduce the remaining portion of the purchase price from US$23.5 million to US$10 million plus 5 million warrants to purchase common shares of the Company at a price of US$2 per share. During 2000, the US$10 million was fully paid through the issuance of common shares of the Company and US$250,000 in cash.

(Expressed in Canadian dollars)

12. COMMITMENTS (cont'd.....)

The Call Right is irrevocable and unconditional, unless prior to its exercise a person together with any parties acting jointly or in concert with it acquires 20% or more of the outstanding voting shares of the Company without the approval of the Board of Directors. In such event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed. Under the Call Agreement, the Company has the right to vote the shares of Ventures (see Note 5, Cristinas 4 and 6 concessions).

Precious metal contracts

The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At March 31, 2002, the Company had fixed forward contracts outstanding as follows:

Year	2002	2003	2004	2005	2006
Ounces	61,931	76,848	82,608	41,130	39,996
Average Price (US$ per oz.)	295	300	300	305	310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. The Company had written long-term gold call options in respect of 49,000 ounces at March 31, 2002. The options, which have an average strike price of US$310 per ounce, expire on various dates over the period from 2003 to 2004. In addition, short term written call options in respect of 61,250 ounces of gold were outstanding at March 31, 2002 with an average strike price of US$304 and expiring in 2002. In the event that they are exercised at their expiry dates, the Company has the ability to deliver production to meet the commitment.

Fair value of derivative financial instruments

Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

The carrying amounts for cash, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.

At March 31, 2002, based on the spot price of US$303 per ounce of gold, the mark-to-market values of the Company's precious metals sales program was approximately $1,530,770.

(Expressed in Canadian dollars)

12. COMMITMENTS (cont'd.....)

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, securities and fixed forward contracts and option contracts for metals. The Company places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its activities.

Other

One of the Company's subsidiaries has outstanding a US$1.5 million letter of credit in connection with its environmental remediation plans.

13. NET INCOME PER COMMON SHARE

The following table outlines the calculation of basic and diluted net income per common share:

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Numerator for basic net income (loss) per common share:		
Net income (loss) attributable to common shareholders	$ (1,179,403)	$ 424,965
Numerator for diluted net (loss) income per common share	$ (1,179,403)	$ 424,965
Denominator for basic net income (loss) per common share		
-weighted average number of outstanding shares	79,598,090	59,162,805
Effect of dilutive stock options and warrants	-	483,938
Denominator for dilutive net income per common share		
-adjusted weighted average number of outstanding shares	79,598,090	59,646,743

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

(1) Stock Based Compensation

The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's consolidated financial statements.

The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

	2002	2001
Risk free interest rate	- %	- %
Expected life	2 years	2 years
Expected volatility	- %	- %
Expected dividends	-	-

The application of SFAS No. 123 resulted in the reporting of no compensation expenses for the period ended March 31, 2002 and 2001, respectively.

Following is a summary of the stock based compensation plan during 2002 and 2001:

	March 31, 2002		March 31, 2001	
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding and exercisable, beginning of period	7,707,000	$ 1.70	6,315,292	$ 1.52
Exercised	(216,000)	1.45	(10,000)	1.00
Cancelled	-	-	(83,292)	1.40
Outstanding and exercisable, end of the period	7,491,000	$ 1.71	6,222,000	$ 1.53
Weighted average fair value of options granted during the period	$ -		$ -	

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(2) Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable proven reserves but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs, commences once the Company identifies proven and probable reserves that relate to specific properties.

Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

(3) Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

For United States reporting purposes, the Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

The Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized cost of $48,110,309 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $1,518,594 (March 31, 2001 - $622,220) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with assumptions.

(Expressed in Canadian dollars)

14. **UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd.....)

(4) Marketable Securities

For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $299,901 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.

(5) Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

At March 31, 2002, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement.

(6) Comprehensive Income

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

(7) Convertible Notes

Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. This accounting policy is not permitted under United States GAAP. Accordingly, additional interest expenses determined under Canadian GAAP have been deducted to arrive at net loss and all proceeds allocated to the equity component of convertible notes would be classified as a non-current liability rather than equity under United States GAAP.

(Expressed in Canadian dollars)

14. **UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES** (cont'd.....)

(8) Recent Accounting Pronouncements

In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage – ("AcG 11"). The guideline addresses three distinct issues: (i) capitalization of cost/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. AcG 11 will require that all companies account for a transaction based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year. The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" in paragraph 21 states "For mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment." The Company considers that exploration costs meeting the criteria set out in note 2 have the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions, such as those discussed in AcG 11, exist.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not anticipate that the adoption of this statement will have a significant impact on its consolidated financial statements.

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

(8) Recent Accounting Pronouncements (cont'd.....)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this statement on its consolidated financial statement.

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated balance sheet items as reported, is as follows:

	March 31, 2002			December 31, 2001		
	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements	Balance as Reported	Adjustments	Balance as per United States Reporting Requirements
Current assets	$ 24,097,505	$ -	$ 24,097,505	$ 27,859,341	$ 33,817	$ 27,893,158
Security deposits	265,832	-	265,832	306,218	-	306,218
Long-term investment securities	2,643,338	-	2,643,338	2,643,338	(2,033,338)	610,000
Property, plant and equipment	168,624,181	(765,498)	167,858,683	166,265,454	(765,498)	165,499,956
Deferred financing fee	1,117,566	-	1,117,566	1,269,652	-	1,269,652
Allowance for write-down of mineral properties	-	(48,110,306)	(48,110,306)	-	(46,591,712)	(46,591,712)
	$ 196,748,422	$ (48,875,804)	$ 147,872,618	$ 198,344,003	$ (49,356,731)	$ 148,987,272
Current liabilities	$ 16,971,787	$ -	$ 16,971,787	$ 19,926,621	$ -	$ 19,926,621
Reclamation provision	1,176,669	-	1,176,669	1,250,151	-	1,250,151
Long-term debts	24,115,228	-	24,115,228	24,829,792	139,099	24,968,891
Deferred charges	1,004,892	-	1,004,892	646,821	-	646,821
Minority interest	7,140,616	-	7,140,616	7,752,099	-	7,752,099
Shareholders' equity	146,339,230	(48,875,804)	97,463,426	143,938,519	(49,495,830)	94,442,689
	$ 196,748,422	$ (48,875,804)	$ 147,872,618	$ 198,344,003	$ (49,356,731)	$ 148,987,272

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

The impact of the above differences between Canadian GAAP and United States GAAP on the income (loss) for the period would be as follows:

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Income (loss) for the period, as reported	$ (1,179,403)	$ 424,965
Adjustments to mineral properties	(1,518,594)	(622,220)
Accretion of interest on convertible notes	(17,211)	-
Unrealized gain on trading securities	(85,139)	10,743
Loss for the period in accordance with United States GAAP	$ (2,800,347)	$ (186,512)
Basic and diluted loss per share in accordance with United States GAAP	$ (0.04)	$ (0.00)

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Cash flows provided by operating activities, Canadian GAAP	$ (4,107,111)	$ 2,087,844
Adjustments to mineral properties	(1,278,595)	(38,820)
Cash flows provided by operating activities United Stated GAAP	(5,385,706)	2,049,024
Cash flows used in investing activities, Canadian GAAP	(2,330,987)	(4,084,551)
Adjustments to mineral properties	1,278,595	38,820
Cash flows used in investing activities, United States GAAP	(1,052,392)	(4,045,731)
Cash flows provided by financing activities, Canadian and United States GAAP	503,824	1,613,554
Effect of exchange rate changes on cash and cash equivalents	513,725	386,023
Net increase (decrease) in cash and cash equivalents during the year	(5,420,549)	2,870
Cash and cash equivalents, beginning of period	14,409,831	4,418,442
Cash and cash equivalents, end of period	$ 8,989,282	$ 4,421,312

(Expressed in Canadian dollars)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Comprehensive loss:		
Loss for the period in accordance with United States GAAP	$ (2,800,347)	$ (186,512)
Net change in cumulative translation adjustments	(20,420)	1,406,683
Net change in market value of available-for-sale securities	336,000	(600,000)
Comprehensive loss in accordance with United States GAAP	$ (2,484,767)	$ 620,171

	Three Month Period Ended March 31 2002	Three Month Period Ended March 31, 2001
Accumulated other comprehensive loss:		
Accumulated other comprehensive loss, beginning of period	$ (8,048,600)	$ (3,023,189)
Change in cumulative translation adjustments	(20,420)	1,406,683
Change in value of available-for-sale securities	336,000	(600,000)
Accumulated other comprehensive loss, end of period	$ (7,733,020)	$ (2,216,506)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date June 3, 2002

By ______________________
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.